Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE FIRST QUARTER OF 2008

Pro-forma first quarter 2008 revenues grow by 41% over last year reaching $32.8m

AZOUR, Israel – May 14, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2008.

Highlights of the Quarter
—	Strong year over year top-line and subscriber growth
—	Growth in average revenue per user
—	Improved year over year pro-forma gross margins
—	A 20,000 net subscriber increase from the 444,000 subscribers as of December 31st, 2007 to a record of 464,000 as of March 31st, 2008

As previously announced, the sale of Telematics was completed on December 31st, 2007. The results of the first quarter of 2008 therefore exclude the contribution of Telematics. The pro-forma results of the comparable quarter in 2007 also exclude the contribution of Telematics, to enable investors to compare Ituran’s historical results with current results on a similar basis.

First quarter Results
Revenues for the first quarter of 2008 reached US$32.8 million. This represents a 41% increase compared with pro-forma revenues of US$23.3 million in the first quarter of last year. The increase in revenues was primarily driven by the strong growth in the Company’s subscriber base particularly in Brazil and Israel during the quarter, revenues from the recently acquired MAPA businesses, the increased average revenue per user and the weak US dollar.

Operating profit for the first quarter of 2008 was US$6.3 million (19.1% of revenues) compared with a pro-forma operating profit of US$4.6 million (19.7% of revenues) in the first quarter of 2007. The operating margin was slightly lower than that of last year due to the previously announced increased investment in sales and marketing, and building Ituran’s platform for growth, which started in the second half of last year, as well as the significant devaluation of the US dollar against the Israeli shekel. Excluding the effect of the weakening of the US dollar, the margin would have been higher than that of the first quarter last year.

EBITDA for the quarter was $8.5 million (25.9% of revenues) compared to a pro-forma EBITDA of $5.9 million (25.2% of revenues) in the first quarter of last year.

Financial expense in the quarter was US$4.4 million as compared with a pro-forma financial income of $331 thousand in the first quarter of last year.

The unusually high financial expense is as a result of the strong devaluation of the US dollar against the Israeli shekel during the quarter.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

The Company’s functional currency in Israel is the Israeli shekel and therefore for reporting purposes the Company’s accounts are prepared in shekels and translated to US dollars. Therefore, due to the fact that most of the Company’s cash is held in dollars, in shekel terms this amount was reduced by approximately NIS 16 million (US$ 4.3 million) in the quarter. Thus, Ituran recorded a financial charge of $4.3 million in the quarter, despite the fact that this cash did not change in value in dollar terms.

Given that the primary purpose of Ituran’s cash holdings is for the acquisition of synergistic business which are priced in US dollars, management believes that it is strategically prudent to maintain its cash holdings in US dollars, in order to hedge against currency fluctuations which may affect its ability to make potential acquisitions, despite the short term fluctuations in the Company’s profit and loss statement that this may cause.

GAAP net profit was US$862 thousand in the first quarter of 2008 (2.6% of revenues), compared with a pro-forma net profit of US$3.5 million (14.9% of revenues), as reported in the first quarter of 2007. Fully diluted GAAP EPS in the first quarter of 2008 were US$0.04, compared with US$0.15 per fully diluted share in the first quarter of 2007.

Excluding the abovementioned financial charge, net profit in the quarter was US$4.0 million (12.2% of revenues) and fully diluted EPS was US$0.18.

Cash flow from operations during the quarter was US$1.8 million. Excluding the above-mentioned financial charge, cash flow from operations was US$6.1 million. During the quarter, the company repurchased 1.1 million of its shares for a total of US$13.2 million.

As of March 31st, 2008 the company had a net cash position (including marketable securities) of US$85.7 million compared with US$37.9 million on December 31st, 2007.

Eyal Sheratzky, Co-CEO of Ituran said, “Our first quarter was a record quarter in terms of subscriber and revenue increase, driven by strong growth in our business in both Israel and Brazil in particular. This was mainly as a result of increasing our investment in marketing and sales, and building our platform for growth in the second half of last year.”

“In Israel, where the strong macro-economic environment has been driving new car sales, we are seeing the fruits of both the recent acquisition of Mapa which is gaining traction amongst our customers, and of our increased recent efforts on customer retention,” continued Mr. Sheratzky. “In Brazil, in which we now have nationwide coverage combining GPRS and our location based technology, our services are gaining traction around the country. In fact, in Brazil our net additional subscribers during the first quarter of 2008 were more than twice the average quarterly net increase in subscribers last year. We continue to build strong relationships with the insurance companies and car manufacturers, and we see a strong catalyst which can accelerate our growth in the form of recent regulation requiring all new cars, from June 2009, to include location technology.”

Mr. Sheratzy concluded, “In the first quarter of 2008, we have already been rewarded for our efforts in 2007. While we had a strong start to the year, I expect that we will continue to show sequential quarterly growth in revenues and profit throughout 2008. Moving forward, we are a leaner business with a strong focus on what we do best- that of providing location based services and related applications, with catalysts for additional growth potential. We hope to continue to share our success with our shareholders throughout the coming years,” concluded Mr. Sheratzky.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will also be hosting a conference call later today, May 14th, 2008 at 10:00am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-407-2553
UK Dial-in Number: 0-800-051-8913
ISRAEL Dial-in Number: 03-918-0688
INTERNATIONAL Dial-in Number: +972-3-918-0688

At: 10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: http://www.ituran.com

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 464,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1000 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of March 31, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of March 31, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2008	2007

Current assets

Cash and cash equivalents	86,444	28,669
Investments in marketable securities	10,410	9,558
Accounts receivable (net of allowance for doubtful accounts)	33,487	27,578
Other current assets	9,237	83,783
Inventories	15,297	13,258

	154,875	162,846

Long-term investments and debit balances

Investments in affiliated companies	1,995	1,869
Accounts receivable	51	49
Loan	558	560
Deferred income taxes	6,067	5,850
Funds in respect of employee rights upon retirement	2,787	2,513

	11,458	10,841

Property and equipment, net	25,864	24,440

Intangible assets, net	8,867	8,801

Goodwill	10,388	9,631

Total assets	211,452	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2008	2007

Current liabilities

Credit from banking institutions	11,161	318
Accounts payable	15,704	12,703
Deferred revenues	6,086	5,335
Other current liabilities	15,394	34,058

	48,345	52,414

Long-term liabilities

Liability for employee rights upon retirement	4,533	4,085
Deferred income taxes	1,784	1,715

	6,317	5,800

Contingent liabilities, liens and guarantees

Minority interest	3,280	2,860

Capital Notes	5,894	5,894

Total shareholders' equity	147,616	149,591

Total liabilities and shareholders' equity	211,452	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars
	Three months period ended March 31 ,
(in thousands except per share data)	2008	2007	2007
			Pro-Forma (*)

Revenues:
Location-based services	19,828	14,603	14,603
Wireless communications products	12,986	13,335	8,663

	32,814	27,938	23,266

Cost of revenues:
Location-based services	7,191	5,058	5,058
Wireless communications products	10,482	9,669	7,623

	17,673	14,727	12,681

Gross profit	15,141	13,211	10,585
Research and development expenses	106	713	101
Selling and marketing expenses	2,641	1,582	1,424
General and administrative expenses	6,082	4,845	4,476
Other ( income) expenses, net	35	(11)	-

Operating income	6,277	6,082	4,584
Financing income (expenses) , net	(4,371)	311	331

Income before taxes on income	1,906	6,393	4,915
Taxes on income	(781)	(1,725)	(1,199)

	1,125	4,668	3,716
Share in losses of affiliated companies, net	(16)	(57)	(58)
Minority interests in income of subsidiaries	(247)	(224)	(195)

Net income for the period	862	4,387	3,463

Earnings per share:
Basic	0.04	0.19	0.15

Diluted	0.04	0.19	0.15

Weighted average number of shares outstanding (in thousands):
Basic	22,107	23,321	23,321

Diluted	22,116	23,482	23,482

(*) Exclude the contribution of Telematics Wireless LTD – the sale of the company was completed on December 31, 2007.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31 ,
(in thousands)	2008	2007

Cash flows from operating activities
Net income for the period	862	4,387
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,219	1,378
Exchange differences on principal of deposit and loan, net	48	(24)
Exchange differences on principal of marketable securities	(43)	(240)
Increase in liability for employee rights upon retirement	111	158
Share in losses of affiliated companies, net	16	57
Deferred income taxes	(579)	17
Capital loses (gains) on sale of property and equipment, net	33	(13)
Minority interests in profits of subsidiaries, net	247	224
Increase in accounts receivable	(3,633)	(3,804)
Decrease (increase) in other current assets	(199)	150
Increase in inventories and contracts in process, net	(946)	(2,990)
Increase in accounts payable	1,953	2,472
Increase (decrease) in deferred revenues	311	(176)
Decrease in other current liabilities	1,393	(315)

Net cash provided by operating activities	1,793	1,281

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of
withdrawals	(67)	(134)
Capital expenditures	(2,751)	(2,366)
Proceeds from sale of property and equipment	132	76
Investment in affiliated companies	-	(500)
Investment in marketable securities	(1,673)	(1,055)
Sale of marketable securities	1,652	9,008
Proceeds from sale of subsidiary	58,720	-

Net cash used in investment activities	56,013	5,029

Cash flows from financing activities
Short-term credit from banking institutions, net	10,817	92
Repayment of long-term loans	-	(337)
Purchase of shares from treasury	(13,212)	-

Net cash used in financing activities	(2,395)	(245)

Effect of exchange rate changes on cash and cash equivalents	2,364	737

Net increase in cash and cash equivalents	57,775	6,802
Balance of cash and cash equivalents at beginning of period	28,669	43,812

Balance of cash and cash equivalents at end of period	86,444	50,614